SUBSIDIARIES (Note: Not all are wholly owned)

Name					State of Org
A	**B**	**C**	**D**	**E**	
UNITED ARTISTS THEATRE COMPANY					DE
	UNITED ARTISTS THEATRE CIRCUIT, INC.				MD
		Beth Page Theatre Co., Inc.			NY
		Tallthe, Inc.			NY
		UA Property Holding II, Inc.			CO
			Bagley Building Company		MI
			King Reavis Amusement Company		CA
			Mamaroneck Playhouse Holding Corporation		NY
			The Turp Company		CA
			Trumball Theatre Corp.		CT
			UA Mexico Holdings, S.A. de C.V.		Mexico
				UAGG Theatre Operating Corp.	NY
				United Artists International, Limited	HK
				United Artists Singapore Theatres Pte. Ltd.	Singapore
				Siam UATC Company Limited	Thailand
				Magnolia Amusement Company	AR
				R and S Theatres, Inc.	MS
				San Francisco Theatres, Inc.	CA
				United Stonestown Corporation	CA
				Rio Rich Theatres Venture	
				Vogue Realty Company	CA
				UAB, Inc.	DE
				UAB II, Inc.	CO
				UA Theatre Amusements, Inc.	NY

SUBSIDIARIES (Note: Not all are wholly owned)

Name					State of Org
A	**B**	**C**	**D**	**E**	
				U.A.P.R., Inc.	DE
			United Artists International Management Company		CO
		UA International Property Holding, Inc.			CO
			UATC Europe B.V.		Netherlands
		United Film Distribution Company of South America			DE
			CDP Limited Liability Company		CA
			Multimatic Displays, Inc.		NY
			Olympus Pointe Theatre Centre Investors, LLC		CA
			RAM/UA-KOP, LLC		DE
				Orix RAM Montgomery Venture	IL
			Staten Theatre Group (Joint Venture)		NY
			Staten Theatre Group II		NY
			UATC/Heskel Brandon Theatre LLC		DE
			Showscan/United Artists Theatre Joint Venture		CO
			United Artists International, Limited		HK
				United Artists Singapore Theatres Pte. Ltd.	Singapore
				Siam UATC Company Limited	Thailand
			UA Mexico Holdings, S.A. de C.V.		Mexico
			United Artists/Pacific Media (Joint Venture)		
	UNITED ARTISTS REALTY COMPANY				DE
		United Artists Properties I Corp.			CO
		United Artists Properties II Corp.			CO